Exhibit 99.39

Volaris Reports January 2016 Traffic Results, Strong Market Demand Drives Passenger Traffic Growth of 32%

MEXICO CITY--(BUSINESS WIRE)--February 4, 2016--Volaris* (NYSE:VLRS) BMV:VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports January 2016 preliminary traffic results.

During January 2016, Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 22.2% year over year, in response to strong demand in its domestic and international markets. Total demand for January, as measured in Revenue Passenger Miles (RPMs), increased 31.0% year over year, reaching 1.2 billion. Volaris transported a total of 1.2 million passengers during the month, an increase of 32.2% year over year.

In January 2016, Volaris increased domestic and international ASMs by 23.0% and 20.5%, respectively. Network load factor for January reached 85.9%, an increase of 5.8 percentage points year over year.

The following table summarizes Volaris traffic results for the month.

	January 2016	January 2015	Variance
RPMs (in millions, scheduled & charter)
Domestic	808	620	30.3%
International	364	275	32.5%
Total	1,172	895	31.0%
ASMs (in millions, scheduled & charter)
Domestic	950	773	23.0%
International	414	344	20.5%
Total	1,364	1,117	22.2%
Load Factor (in %, scheduled)
Domestic	85.0%	80.2%	4.8 pp
International	88.0%	80.1%	7.9 pp
Total	85.9%	80.1%	5.8 pp
Passengers (in thousands, scheduled & charter)
Domestic	940	716	31.2%
International	253	187	35.8%
Total	1,193	903	32.2%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 145 and its fleet from four to 57 aircraft. Volaris offers more than 270 daily flight segments on routes that connect 40 cities in Mexico and 22 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Investor Relations:
Andrés Pliego & Diana Martínez
+52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media contact:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net